UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 333-239501

COASTAL FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

5415 Evergreen Way

Everett, Washington 98203

(425) 257-9000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Participation Interests in the Coastal Community Bank 401(k) Plan

(Title of each class of securities covered by this Form)

Common Stock, no par value

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 53(1)

(1) Coastal Financial Corporation (the “Company”) has filed with the Securities and Exchange Commission a post-effective amendment to the registration statement on Form S-8 (File No. 333-239501) to deregister Participation Interests in the Coastal Community Bank 401(k) Plan that remained unsold as of the termination of the offering of the Participation Interests. Accordingly, this Form 15 has been filed to suspend the Company’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended, including the obligation to file annual reports on Form 11-K, for the Participation Interests.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Coastal Financial Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 28, 2021	By:	/s/ Joel G. Edwards
	Name:	Joel G. Edwards
	Title:	Executive Vice President and Chief Financial Officer